UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

Commission file number:  001-14469

A. Full title of the plan:	SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SIMON PROPERTY GROUP, INC.
P.O. BOX 7033
INDIANAPOLIS, IN 46207-7033

REQUIRED INFORMATION

Item 4.           The Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).  To the extent required by ERISA, the plan financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a) (3) (C) was not available.  Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Simon Property Group and Adopting Entities

Matching Savings Plan

December 31, 2017 and 2016, and for the

Year Ended December 31, 2017

With Report of Independent Registered Public Accounting Firm

Simon Property Group and Adopting Entities Matching Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2017 and 2016, and for the Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Simon Property Group and Adopting

Entities Matching Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2002.

Indianapolis, IN

June 27, 2018

Simon Property Group and Adopting Entities Matching Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2017	2016
Assets
Investments at fair value:
Money market funds	$687,919	$566,176
Common/collective trust	25,308,874	26,802,541
Mutual funds	371,482,153	313,808,024
Common stock	25,403,135	28,406,518
Total investments	422,882,081	369,583,259

Receivables:
Notes receivable from participants	5,423,223	5,058,223
Investment income	38,628	72,964
Total assets available for benefits	$428,343,932	$374,714,446

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2017

Additions
Contributions:
Participant	$17,723,188
Rollover	1,403,270
Employer	10,856,052
Interest and dividends	27,508,867
Net appreciation in fair value of investments	31,225,717
Total additions	88,717,094

Deductions
Benefits paid	35,084,573
Administrative expenses	3,035
Total deductions	35,087,608

Net increase	53,629,486

Net assets available for benefits:
Beginning of year	374,714,446
End of year	$428,343,932

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements

December 31, 2017

1. Description of the Plan

The following description of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) provides general information about the Plan’s provisions. Simon Property Group, L.P. and affiliated companies (the Employer or the Company) is the plan sponsor. Participants should refer to the plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor. Simon Property Group, Inc. (SPG), a publicly traded real estate investment trust (REIT), owned a controlling 86.9% of the Company at both December 31, 2017 and 2016.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company who have at least 60 days of service and are age 21 or older.

The Administrative Committee is responsible for the general administration of the Plan. Fidelity Management Trust Company is the trustee and record-keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Employee Contributions

For purposes of making contributions to the Plan, employees become eligible on the first day of the month coincident with or following completion of 60 days of active employment and upon reaching age 21. Each year, participants may contribute from 1% to 50% of their before-tax compensation, as defined in the Plan. If automatically enrolled, a participant’s deferral is set at 3% of his or her eligible compensation and will increase 1% annually, with a maximum automatic contribution of 10% of eligible compensation, unless changed by the participant. Contributions are subject to maximum limitations, as defined in the Internal Revenue Code (the Code).

Employer Contributions

For the purpose of receiving the employer match and any discretionary employer contribution, an employee becomes eligible on the first day of the month coincident with or following completion of one year of eligible service (at least 1,000 hours of employment) and upon reaching age 21. The Employer currently matches 100% of eligible participants’ first 3% elected salary deductions and 50% of the participants’ next 2% elected salary deductions. In addition, the employer made discretionary profit-sharing contributions, net of forfeitures, of $2,560,425 during 2017. This discretionary contribution applied to all eligible employees, as defined. As of December 31, 2017 and 2016, cumulative participant forfeitures totaled $47,080 and $8,464, respectively, and are used to reduce future employer contributions. Forfeitures used to reduce employer contributions during 2017 were $154,471.

Participant Accounts

Each participant’s account is credited for participant contributions and allocations of the Employer’s contributions and the Plan’s earnings. Investment earnings are allocated proportionately among all participants’ accounts in an amount that bears the same ratio of their account balances to the total fund balance.

Participant Loans

All employees that invest in the Plan can borrow from their accounts in accordance with the provisions of the Plan. The participant pays interest on the loan based on market interest rates at the date of the loan. This interest is credited to the participant’s account balance. Both the maximum amounts available and repayment terms for such borrowings are restricted under provisions of the Plan.

Vesting

Participants’ contributions and related investment income become vested at the time they are credited to the participants’ accounts. In addition, employees vest immediately in employer-matching contributions.

The Plan was amended effective January 1, 2007, to create two different vesting schedules for employer discretionary profit-sharing contributions: one for pre-2007 discretionary profit-sharing contributions (and related investment income) and one for post-2006 discretionary profit-sharing contributions (and related investment income).

Pre-2007 discretionary profit-sharing contributions vested over a seven-year period. The pre-2007 discretionary profit-sharing contributions are fully vested.

Post-2006 discretionary profit-sharing contributions vest according to the following schedule:

Years of Vesting Service	Percentage Vested and Non-forfeitable

Less than 2	—%

2	20

3	40

4	60

5	80

6 or more	100

Payment of Benefits

Upon separation from service with the Company due to death, disability, retirement or termination, a participant whose vested account balance exceeds $5,000 may elect to receive either a lump sum or may elect installment payments. A participant whose vested account balance is $5,000 or less and has not commenced receiving installment payments will automatically receive an immediate lump-sum distribution equal to his or her vested account balance.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Administrative Expenses

All administrative expenses are paid by the Plan with the exception of legal expenses which are paid by the Company.

Company Stock Fund

The Plan invests in common stock of SPG through its Simon Property Group Stock Fund (the Company Stock Fund). The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Company prior to the time that such rights may be exercised. The trustee votes any allocated shares for which timely instructions have not been given by a participant and any unallocated shares in the same proportion as it votes those shares for which it has received timely voting instructions from participants. Participants have the same voting rights in the event of a tender or exchange offer.

WPG Stock Fund

The Plan holds common stock of Washington Prime Group Inc. (WPG) through its WPG Stock Fund. The WPG Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Plan has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Plan prior to the time that such rights may be exercised. The trustee votes any allocated shares for which timely instructions have not been given by a participant and any unallocated shares in the same proportion as it votes those shares for which it has received timely voting instructions from participants. Participants have the same voting rights in the event of a tender or exchange offer.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 8 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

3. Non-participant-Directed Investments

Employer discretionary profit-sharing contributions are not participant directed. Information about the net assets and significant components of the changes in net assets relating to the non-participant-directed investments are as follows:

	December 31
	2017	2016
Net assets:
Mutual funds	$55,477,748	$50,632,057
Money market funds	687,919	566,176
	$56,165,667	$51,198,233

Year Ended December 31, 2017
Changes in net assets:
Employer discretionary profit-sharing contributions	$2,714,768
Net increase in fair value	7,357,325
Benefits paid to participants	(5,096,434)
Transfer out	(504)
Administrative expenses	(7,721)
$4,967,434

4. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 1, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Related-Party and Party in Interest Transactions

The Plan holds units of a common/collective trust fund and shares of mutual funds managed by Fidelity, the trustee of the Plan. The Plan also invests in the common stock of SPG. This transaction qualifies as party-in-interest transaction; however, it is exempt from the prohibited transaction rules under ERISA. During 2017, the Plan received $2,629,104 in common stock dividends from SPG.

Fidelity provides certain administrative services to the Plan pursuant to a Trust Agreement between the Company and Fidelity. Fidelity receives revenue from mutual fund and collective trust fund service providers for services Fidelity provides to the funds. This revenue is used to offset certain amounts owed to Fidelity for its administrative services provided to the Plan.

If the revenue received by Fidelity from such mutual fund or collective trust fund service providers exceeds the amount owed under the Trust Agreement, Fidelity remits the excess to the Plan’s trust on a quarterly basis. Such amounts may be applied to pay plan administrative expenses or allocated to the accounts of participants. The Plan or the Company may make a payment to Fidelity for administrative expenses not covered by sharing of the excess revenue.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2017	2016
Net assets available for benefits per the financial statements	$428,343,932	$374,714,446
Benefit claims payable	(7,384)	(17,173)
Net assets available for benefits per the Form 5500	$428,336,548	$374,697,273

The following is a reconciliation of benefits paid per the financial statements to the Form 5500:

Year Ended December 31, 2017

Benefits paid to participants per the financial statements	$35,084,573
Add benefit claims payable at December 31, 2017	7,384
Less benefit claims payable at December 31, 2016	(17,173)
Benefits paid to participants per the Form 5500	$35,074,784

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year-end but not paid as of that date.

8. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

•                  Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•                  Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

•                  Quoted prices for similar assets and liabilities in active markets

•                  Quoted prices for identical or similar assets or liabilities in markets that are not active

•                  Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•                  Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation techniques and inputs used for each general type of investment measured at fair value by the Plan. There have been no changes in the methodologies used at December 31, 2017 or 2016.

Interest-Bearing Cash: Valued at cost, which approximates the fair value of the net asset value (NAV) of shares held by the Plan at year-end.

Mutual Funds: Based on quoted market prices, which represent the NAV of shares held by the Plan at year-end.

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded. Common stock is held within the Stock Fund, which are unitized funds that invests in SPG and WPG common stock. A small portion of the fund may also be invested in short-term reserves to accommodate daily transactions, which is included as interest-bearing cash in the tables below.

Common/Collective Trust Funds: Common/collective trust funds are valued using the NAV provided by the administrator of the fund.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31:

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$687,919	$—	$—	$687,919
Mutual funds	371,482,153	—	—	371,482,153
Common stock	25,403,135	—	—	25,403,135
Total assets at fair value	$397,573,207	$—	$—	$397,573,207
Common/collective trust funds measured at net asset value
Stable value trust fund(a)				25,308,874
Total assets at fair value				$422,882,081

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$566,176	$—	$—	$566,176
Mutual funds	313,808,024	—	—	313,808,024
Common stock	28,406,518	—	—	28,406,518
Total assets at fair value	$342,780,718	$—	$—	$342,780,718
Common/collective trust funds measured at net asset value
Stable value trust fund(a)				26,802,541
Total assets at fair value				$369,583,259

(a)        This category is a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

Supplemental Schedule

Simon Property Group and Adopting Entities Matching Savings Plan

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN 34-1755769     Plan  #002

December 31, 2017

Identity of Issue, Borrower,	Description of		Current
Lessor, or Similar Party	Investment	Cost	Value

Interest-bearing cash
Fidelity Institutional Cash Portfolio Money Market Fund*	687,919 units	$687,919	$687,919

Common stock
Simon Property Group, Inc. Corporate Common Stock*	145,997 shares	**	25,075,093
Washington Prime Group, Inc. Corporate Common Stock	45,945 shares	**	328,042

Common/collective trusts
Fidelity Managed Income Portfolio II Fund*	25,308,874 units	**	25,308,874

Mutual funds
Vanguard Intermediate-Term Bond Index	1,249,178 shares	**	14,190,662
Morgan Stanley Institutional Global Strategy	919,625 shares	**	15,495,686
Dreyfus Appreciation	694,048 shares	**	25,034,327
Fidelity Spartan U.S. Equity Index Portfolio Fund*	488,097 shares	26,672,374	45,611,342
Fidelity Low Priced Stock Fund*	628,561 shares	27,261,043	34,240,972
Pioneer Independence	162,459 shares	1,933,573	2,956,748
Franklin Small Mid Cap Growth A	279,538 shares	**	9,870,496
PIMCO Total Return Fund	831,439 shares	8,769,687	8,538,879
Templeton Institutional Foreign Equity	1,166,151 shares	22,997,401	25,643,661
Cohen & Steers Realty	72,515 shares	**	4,672,842
Allianz NFJ Small Cap Value	514,871 shares	**	12,485,613
Vanguard Intermediate Term Bond Index Signal Shares	794,121 shares	8,986,259	9,021,210
Vanguard Growth Index Signal Shares	238,120 shares	**	17,227,990
Fidelity Freedom Income*	119,697 shares	**	1,407,640
Fidelity Freedom 2010*	93,301 shares	**	1,496,541
Fidelity Freedom 2020*	637,390 shares	**	10,548,807
Fidelity Freedom 2030*	674,832 shares	**	12,167,217
Fidelity Freedom 2040*	1,109,353 shares	**	11,858,980
Fidelity Freedom 2005*	40,168 shares	**	503,706
Fidelity Freedom 2015*	236,707 shares	**	3,162,411
Fidelity Freedom 2025*	1,013,139 shares	**	14,568,939
Fidelity Freedom 2035*	873,805 shares	**	13,290,577
Fidelity Freedom 2045*	643,230 shares	**	7,789,519
Fidelity Freedom 2050*	560,353 shares	**	6,819,492
Fidelity Freedom 2055*	204,154 shares	**	2,800,999
Fidelity Freedom 2060*	34,889 shares	**	426,338
Amcent Infl ADJBD IS	161,725 shares	**	1,880,867
Blackrock Equity DIV I	2,237,259 shares	44,160,780	50,942,388
Pioneer Disciplined Growth A	375,127 shares	**	6,827,304
Total mutual funds			371,482,153

Participant loans*	Interest rates range from 4% to 10.75%		5,423,223
			$428,305,304

*  Indicates party in interest to the Plan.

**Denotes all of the fund is participant directed, cost information is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN

Date: June 27, 2018	/s/ Steve Broadwater
Steve Broadwater
Senior Vice President and Chief Accounting Officer

Exhibit Index

Exhibit number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm